FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to acquire Neogene Therapeutics

29 November 2022 7:00 GMT

AstraZeneca to acquire Neogene Therapeutics,
accelerating ambition in Oncology cell therapy

Acquisition provides access to next-generation T-cell receptor therapies with promising potential for targeting solid tumours

AstraZeneca today announced an agreement to acquire Neogene Therapeutics Inc. (Neogene), a global clinical-stage biotechnology company pioneering the discovery, development and manufacturing of next-generation T-cell receptor therapies (TCR-Ts) that offer a novel cell therapy approach for targeting cancer.

With a shared goal of bringing cell therapies to patients with solid tumours, Neogene's expertise in TCR-T discovery, development and manufacturing will strengthen AstraZeneca's ambition to transform outcomes for patients.

TCR-Ts are emerging as a promising therapeutic modality in cancer treatment. Most current cell therapy approaches in oncology focus on modifying the immune system's T cells to recognise proteins expressed on the surface of cancer cells. In contrast, TCR-Ts can recognise intracellular targets, including cancer-specific mutations, thereby potentially unlocking targets previously inaccessible using cell therapies.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "This acquisition represents a unique opportunity to bring innovative science and leading experts in T-cell receptor biology and cell therapy manufacturing together with our internal oncology cell therapy team, unlocking new ways to target cancer. Neogene's leading TCR discovery capabilities and extensive manufacturing experience complement the cell therapy capability we have built over the last three years and allow us to accelerate the development of potentially curative cell therapies for the benefit of patients."

Carsten Linnemann, PhD, Chief Executive Officer, Neogene, said: "We are excited to work together with AstraZeneca towards our shared mission of transforming the treatment options for patients with solid tumours using next-generation T-cell receptor therapies. Our expertise, clinical portfolio and platform technologies in this area combined with AstraZeneca's leadership in oncology and global footprint mean we are well-positioned to translate pioneering science into novel treatments for hard-to-treat cancers."

Neogene will operate as a wholly owned subsidiary of AstraZeneca, with operations in Amsterdam, the Netherlands and California, US.

Financial considerations
AstraZeneca will acquire all outstanding equity of Neogene for a total consideration of up to $320m, on a cash and debt free basis. This will include an initial payment of $200m on deal closing, and a further up to $120m in both contingent milestones-based and non-contingent consideration.

The transaction is expected to close in the first quarter of 2023, subject to customary closing conditions and regulatory clearances. The transaction does not impact AstraZeneca's financial guidance for 2022.

Notes

Neogene Therapeutics
Neogene Therapeutics, Inc. is a global biotechnology company focused on discovering, developing and manufacturing next-generation, transformative TCR therapies targeting neoantigens in solid cancers. Neogene is advancing a pipeline of fully individualized TCR therapies as well as TCR therapies targeting shared neoantigens, including mutated KRAS (mKRAS) and mutated TP53 (mTP53).

Neogene was founded by Carsten Linnemann, PhD, Chief Executive Officer of Neogene, and Ton Schumacher, PhD, Principal Investigator at the Netherlands Cancer Institute, Oncode Institute in partnership with Two River, and cell therapy industry veteran Arie Belldegrun, MD, founder of Kite Pharma, Inc. and Co-Founder and Executive Chairman of Allogene Therapeutics, Inc. as well as key investments from Vida Ventures, TPG, EcoR1 Capital, Jeito Capital, Syncona, Polaris Partners and Pontifax.

Neogene has EU headquarters in Amsterdam and US headquarters in Santa Monica. Its team has deep gene and cell therapy expertise and a shared mission to bring next-generation transformative TCR therapies to patients with solid cancers worldwide. Please visit www.neogene.com and follow Neogene on LinkedIn.

AstraZeneca in oncology cell therapy
AstraZeneca is building a cell therapy portfolio that aims to empower and equip the immune system's T cells to more effectively fight cancer. The Company is building on the work already done in blood cancers where chimeric antigen receptor T-cell (CAR-T) therapies, a type of living medicine created by isolating and modifying a patient's T cells to target their specific tumour, are being used to treat some haematological malignancies. Their research teams are exploring new ways to target and arm CAR-Ts to increase their effectiveness in solid tumours by overcoming the immune-suppressive tumour microenvironment. Looking to the future, AstraZeneca is working to engineer next-generation cell therapies, where physicians could potentially select from a library of off-the-shelf patient-ready therapies already developed from the cells of healthy donors.

Ultimately, by utilising innovative strategies to improve the precision and effectiveness of cell therapies, the Company's goal is to deliver new medicines to help transform the lives of patients living with a range of cancers.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 November 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary